Exhibit 99.2

December 9, 2004

IMPERIAL TOBACCO GROUP PLC ANNOUNCES FURTHER MANUFACTURING RESTRUCTURING

Imperial Tobacco Group today announced a further restructuring of its European manufacturing operations as part of an ongoing commitment to enhance productivity and improve operational efficiencies.

Following an extensive and continuing review of its global manufacturing portfolio, the Group has decided to close its cigarette manufacturing facility in Dublin and transfer production to its Nottingham site. The decision will result in the loss of 90 jobs and the closure will be complete by February 2005. There will be no impact on sales and marketing activities, or the quality and availability of Imperial Tobacco products in Ireland.

The closure of the Dublin site reflects the Group’s continual focus on strengthening its competitive position by reducing the level of over-capacity that exists within its worldwide manufacturing sites. The closure is not related to the ban on smoking in public places that was introduced in Ireland earlier this year.

David Cresswell, Manufacturing Director of Imperial Tobacco Group, said: “The closure of the Dublin facility represents further progress in tackling the high level of over-capacity that we have within the enlarged Group. Regrettably, this will result in job losses and our commitment going forward is to continue to support our employees and ensure that they are treated in a fair and responsible manner.”

Liam Peters, Managing Director of John Player & Sons in Ireland, said: “We remain committed to the Irish market and have been encouraged by the recent positive performances of our key cigarette brands. Ireland remains a challenging environment, although it is still too early to assess what long-term effect the smoking ban will have on our business.”

The closure is expected to generate annual cost savings of around £4 million from 2006 onwards. In the year to September 2005 it is anticipated that there will be a restructuring charge of £12 million, which includes fixed asset write-offs of £6 million.

The announcement follows the closure of four other Imperial Tobacco Group manufacturing sites in 2004. Following the closure of the Dublin site, the Group’s global manufacturing portfolio will consist of 32 facilities, including its factory in Mullingar, Ireland, which makes other tobacco products and is unaffected by today’s announcement.

Enquiries

Simon Evans, Group Media Relations Executive	Tel: +44 (0)117 933 7241

Deirdre Healy, Corporate Affairs Manager, Ireland	Tel: +353 1 243 4809

John Nelson-Smith, Investor Relations Manager	Tel: +44 (0)117 933 7082

Notes to Editors

Imperial Tobacco Group is the world’s fourth largest international tobacco company, manufacturing, marketing and selling a range of cigarettes, other tobacco products, rolling papers and filter tubes. The Group employs 15,000 people, operates in around 130 countries and has 32 manufacturing sites.

Copies of all of our announcements are available on our website: www.imperial-tobacco.com